SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
UMB BANK, NATIONAL ASSOCIATION
(Exact name of trustee as specified in its charter)
44-0201230
(I.R.S. Employer
Identification No.)

1010 Grand Blvd., Kansas City, Missouri	64106
(Address of principal executive offices)	(Zip Code)
KANSAS CITY POWER & LIGHT COMPANY
(Exact name of obligor as specified in its charter)

MISSOURI	44-0308720
(State or other jurisdiction	(I.R.S. employer
of incorporation or organization)	identification No.)

1201 Walnut Street
Kansas City, Missouri	64106
(Address of principal executive offices)	(Zip Code)
Mortgage Bonds
(Title of the indenture securities)

Corporate Bonds
Item 1.   General Information
(a)	Name and address of each examining or supervising authority to which the Trustee is subject is as follows:
The Comptroller of the Currency
     Mid-Western District
     2345 Grand Avenue, Suite 700
     Kansas City, Missouri 64108

     Federal Reserve Bank of Kansas City
     Federal Reserve P.O. Station
     Kansas City, Missouri 64198

     Supervising Examiner
     Federal Deposit Insurance Corporation
     720 Olive Street, Suite 2909
     St. Louis, Missouri 63101
(b)	The Trustee is authorized to exercise corporate trust powers.
Item 2.   Affiliations with obligor. The Obligor is not affiliated with the Trustee.
Item 3.   Voting securities of the Trustee.
NOT APPLICABLE.
Item 4.   Trusteeships under other indentures.
NOT APPLICABLE
Item 5.   Interlocking directorates and similar relationships with the obligor or underwriters.
NOT APPLICABLE
Item 6.   Voting securities of the trustee owned by the obligor or its officials.
NOT APPLICABLE
Item 7.   Voting securities of the trustee owned by underwriters or their officials.
NOT APPLICABLE
Item 8.   Securities of the obligor owned or held by the trustee.

NOT APPLICABLE
Item 9.   Securities of the underwriters owned or held by the trustee.
NOT APPLICABLE
Item 10.   Ownership or holdings by the trustee of voting securities of certain affiliates or security holders of the obligor.
NOT APPLICABLE
Item 11.   Ownership or holdings by the trustee of any securities of a person owning 50 percent or more of the voting securities of the obligor.
NOT APPLICABLE
Item 12.   Indebtedness of the Obligor to the Trustee.
NOT APPLICABLE
Item 13.   Defaults of the Obligor.
NOT APPLICABLE
Item 14.   Affiliations with the Underwriters.
NOT APPLICABLE
Item 15.   Foreign Trustee.
NOT APPLICABLE
Item 16.   List of Exhibits
Listed below are all exhibits as a part of this Statement of eligibility and qualification.
1.	Articles of Association of the Trustee, as now in effect (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-74008).

2.	Certificate of Authority from the Comptroller of the Currency evidencing a change of the corporate title of the Association. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-74008).

3.	Certificate from the Comptroller of the Currency evidencing authority to exercise corporate trust powers and a letter evidencing a change of the corporate title of the Association. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-74008).

4.	Bylaws, as amended of the Trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-74008).

5.	N/A

6.	Consent of the Trustee required by Section 321(b) of the Act (Exhibit 6 to Registration Statement No. 333-74008).

7.	Report of Condition of the Trustee as of 12/31/08.
          SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, UMB Bank, National Association, a national bank organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Kansas City, and State of Missouri, on the 19th day of February, 2009.

UMB BANK, NATIONAL ASSOCIATION

BY:	/s/ Todd H. Duncan

Todd H. Duncan, Senior Vice President
Date: February 19, 2009
T-1 EXHIBIT 7

Schedule RC     14
Consolidated Report of Condition for Insured Commercial
and State-Chartered Savings Banks for December 31, 2008
All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.
Schedule RC — Balance Sheet

Dollar Amounts in Thousands		| Bil | Mil | Thou |

ASSETS
1. Cash and balances due from depository institutions (from Schedule RC-A):
a. Noninterest-bearing balances and currency and coin (1)	RCON0081	410,353	1.a.
b. Interest-bearing balances (2)	RCON0071	506,699	1.b.
2. Securities:
a. Held-to-maturity securities (from Schedule RC-B, column A)	RCON1754	38,204	2.a.
b. Available-for-sale securities (from Schedule RC-B, column D)	RCON1773	4,126,032	2.b.
3. Federal funds sold and securities purchased under agreements to resell:
a. Federal funds sold	RCONB987	130,706	3.a.
b. Securities purchased under agreements to resell (3)	RCONB989	150,171	3.b.
4. Loans and lease financing receivables (from Schedule RC-C):
a. Loans and leases held for sale	RCON5369	21,886	4.a.
b. Loans and leases, net of unearned income	RCONB528	3,562,091	4.b.
c. LESS: Allowance for loan and lease losses	RCON3123	42,670	4.c.
d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)	RCONB529	3,519,421	4.d.
5. Trading assets (from Schedule RC-D)	RCON3545	26,919	5.
6. Premises and fixed assets (including capitalized leases)	RCON2145	169,398	6.
7. Other real estate owned (from Schedule RC-M)	RCON2150	1,558	7.
8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M)	RCON2130	0	8.
9. Not applicable
10. Intangible assets:
a. Goodwill	RCON3163	32,586	10.a.
b. Other intangible assets (from Schedule RC-M)	RCON0426	4,939	10.b.
11. Other assets (from Schedule RC-F)	RCON2160	123,862	11.
12. Total assets (sum of items 1 through 11)	RCON2170	9,262,734	12.

(1)	Includes cash items in process of collection and unposted debits.

(2)	Includes time certificates of deposit not held for trading.

(3)	Includes all securities resale agreements, regardless of maturity.

Schedule RC     15
Schedule RC — Continued

Dollar Amounts in Thousands		| Bil | Mil | Thou |

LIABILITIES
13. Deposits:
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E)	RCON2200	6,668,392	13.a.
(1) Noninterest-bearing (1)	RCON6631	1,529,060	13.a.(1)
(2) Interest-bearing	RCON6636	5,139,332	13.a.(2)
b. Not applicable
14. Federal funds purchased and securities sold under agreements to repurchase:
a. Federal funds purchased (2)	RCONB993	202,609	14.a.
b. Securities sold under agreements to repurchase (3)	RCONB995	1,662,249	14.b.
15. Trading liabilities (from Schedule RC-D)	RCON3548	0	15.
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)	RCON3190	24,005	16.
17. Not applicable
18. Not applicable
19. Subordinated notes and debentures (4)	RCON3200	0	19.
20. Other liabilities (from Schedule RC-G)	RCON2930	79,315	20.
21. Total liabilities (sum of items 13 through 20)	RCON2948	8,636,570	21.
22. Minority interest in consolidated subsidiaries	RCON3000	0	22.
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus	RCON3838	0	23.
24. Common stock	RCON3230	20,254	24.
25. Surplus (exclude all surplus related to preferred stock)	RCON3839	183,124	25.
26.
a. Retained earnings	RCON3632	389,594	26.a.
b. Accumulated other comprehensive income (5)	RCONB530	33,192	26.b.
27. Other equity capital components (6)	RCONA130	0	27.
28. Total equity capital (sum of items 23 through 27)	RCON3210	626,164	28.
29. Total liabilities, minority interest, and equity capital (sum of items 21, 22, and 28)	RCON3300	9,262,734	29.
Memorandum
To be reported with the March Report of Condition.

| Number |

1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2007
RCON6724	N/A	M.1.

1	=	Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank
2	=	Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)
3	=	Attestation on bank management’s assertion on the effectiveness of the bank’s internal control over financial reporting by a certified public accounting firm
4	=	Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)
5	=	Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority)
6	=	Review of the bank’s financial statements by external auditors
7	=	Compilation of the bank’s financial statements by external auditors
8	=	Other audit procedures (excluding tax preparation work)
9	=	No external audit work

(1)	Includes total demand deposits and noninterest-bearing time and savings deposits.

(2)	Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.”

(3)	Includes all securities repurchase agreements, regardless of maturity.

(4)	Includes limited-life preferred stock and related surplus.

(5)	Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, and minimum pension liability adjustments.

(6)	Includes treasury stock and unearned Employee Stock Ownership Plan shares.